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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Western Reserve Bancorp, Inc.
(Name of Issuer)
Common Stock, no par value, $1.00 stated value
(Title of Class of Securities)
959330 10 1
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	959330 10 1

1	NAMES OF REPORTING PERSONS James P. McCready

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		31,675 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,675 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,675

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.43% (Based on 583,330 shares of common stock outstanding as of 12/31/08)

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	959330 10 1

1	NAMES OF REPORTING PERSONS Roland H. Bauer, Trustee for James P. McCready-Medina Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		35,132 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,132 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.01% (Based on 583,330 shares of common stock outstanding as of 12/31/08)

12	TYPE OF REPORTING PERSON

IN

Item 1.
(a)	Name of Issuer:

Western Reserve Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4015 Medina Road Medina, Ohio 44256
Item 2.
(a)	Name of Persons Filing:
1)	James P. McCready

2)	Roland H. Bauer, Trustee for James P. McCready-Medina Trust
(b)	Address of Principal Business Offices or, if None, Residence:
1)	670 W. Market Street Akron, OH 44308

2)	670 W. Market Street Akron, OH 44308
(c)	Citizenship:
1)	U.S.A.

2)	U.S.A.
(d)	Title of Class of Securities:

Common Stock, no par value, $1.00 stated value

(e)	CUSIP Number:

959330 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned:
1)	31,675 (1)

2)	35,132 (1)
(b)	Percent of class:
1)	5.43%

2)	6.01%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
1)	31,675 (1)

2)	35,132 (1)
(ii)	Shared power to vote or to direct the vote
1)	0

2)	0
(iii)	Sole power to dispose or to direct the disposition of
1)	31,675 (1)

2)	35,132 (1)
(iv)	Shared power to dispose or to direct the disposition of
1)	0

2)	0

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑. (2)
Item 6. Ownership of More than Five Percent on Behalf of Another Person — Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company — Not Applicable
Item 8. Identification and Classification of Members of the Group — Not Applicable
Item 9. Notice of Dissolution of Group — Not Applicable
Item 10. Certification — Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

/s/ James P. McCready
James P. McCready

/s/ Roland H. Bauer, Trustee
Roland H. Bauer
Trustee for James P. McCready-Medina Trust

(1)	Roland H. Bauer acts as Trustee for the James P. McCready-Medina Trust, which holds 30,050 common shares of Western Reserve Bancorp, Inc. The trust vests sole dispositive and voting powers with the trustee. However, under the terms of the trust, James P. McCready must renew the trust annually on the first business day occurring four months after the last transfer of assets to the trust in the prior year, which date was January 2, 2009 this year, or ownership of the shares will revert back to Mr. McCready. Mr. Bauer maintains no pecuniary interest in the common shares held under the trust and disclaims actual beneficial ownership thereof.

(2)	As of December 31, 2008, Mr. McCready was deemed to be a beneficial owner of the 30,050 common shares of Western Reserve Bancorp, Inc. held in the James P. McCready-Medina Trust by virtue of the pending expiration of the trust on January 2, 2009. Mr. McCready exercised his authority under the trust to renew the trust on that date. The renewal provides that the sole voting and dispositive powers with respect to the common shares will continue to be vested in Mr. Bauer in his capacity as trustee. Consequently, as of the date of this filing, Mr. McCready is not a beneficial owner of the common shares held in the trust.